MASTERWORKS

Launching Now | Jonas Wood (71.4% | $1,221,000)

Recently Sold Paintings[1]

 **Sam Gilliam**	 **Joan Mitchell**	 **George Condo**
Annualized Net Return	Annualized Net Return	Annualized Net Return
33.1% 791 days held	**17.8%** 672 days held	**21.5%** 638 days held

LAUNCHING NOW: JONAS WOOD



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*The set of similar sales comprise paintings by Jonas Wood with the following criteria: colorful still life paintings executed 2010 to present, that measure 20 inches by 20 inches to 80 inches by 80 inches, and that to the best of our ability to determine, depict plants. Examples with patterned backgrounds and "Clippings" without basketballs were excluded from the comparative set.. The data was sourced from publicly available auction records and does not include private sales.

[1] "Net Annualized Return" refers to the annualized internal rate of return, or IRR, net of all fees and costs, to holders of Class A ordinary shares from the primary offering, calculated from the final closing date of such offering to the date the sale is consummated. Masterworks sells artwork opportunistically and therefore the actual returns achieved by investors in select issuers that have sold a painting are not indicative of the investment performance of shares offered by the majority of other Masterworks issuers that have not yet sold a painting and past performance is not indicative of future performance.

Masterworks is “testing the waters” under Regulation A under the Securities Act of 1933. Masterworks will only be able to make sales after an offering statement has been filed with the Securities and Exchange Commission (SEC) and the SEC has “qualified” the offering statement. no money or other consideration is being solicited, and if sent in response, will not be accepted. no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the issuer with the SEC has been qualified by the SEC, any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification. an indication of interest involves no obligation or commitment of any kind. You must read the offering documents filed with the SEC before investing and the additional information available at www.masterworks.com/disclaimer.

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